1 June 2026

RELX PLC

2025 Final Dividend Euro Equivalent

RELX PLC (the Company) today announces the Euro equivalent amount in respect of the final dividend of 48.0 pence per share for the year ended 31 December 2025, which was announced on 12 February 2026 and approved by shareholders at the Company’s Annual General Meeting on 23 April 2026.

Shareholders who hold their shares through Euroclear Nederland will receive a dividend in Euro of €0.553 per share, unless they have elected to receive their dividend in Pounds Sterling. Shareholders who validly submitted a dividend currency election by 26 May 2026 to receive their dividend in Pounds Sterling will receive a dividend of 48.0 pence per share.

Shareholders who appear on the Register of Members or hold their shares through CREST will receive a dividend in Pounds Sterling of 48.0 pence per share, unless they have elected to receive their dividend in Euro. Shareholders who validly submitted a dividend currency election by 26 May 2026 to receive their dividend in Euro will receive a dividend of €0.553 per share.

The dividend is payable on 18 June 2026.

-ENDS-

Enquiries:

Paul Sullivan (Investors)

Tel : +44 (0)20 7166 5751

Paul Abrahams (Media)

Tel : +44 (0)20 7166 5724

Legal Entity Identifier: 549300WSX3VBUFFJOO66